Andrew E. Page
Senior Vice President, Chief Accounting Officer and Controller

Advance Stores Company, Incorporated
2635 E. Millbrook Road
Raleigh, NC 27604

t: 919-227-5031 | f: 540-561-1124
e: andrew.page@advance-auto.com

May 14, 2020

VIA EDGAR AND U.S. MAIL

The U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Attn: Rufus Decker
100 F Street, N.E.
Washington, DC 20549

Re:	Advance Auto Parts, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2019
Item 2.02 Form 8-K Filed February 18, 2020
File No. 001-16797

Dear Mr. Decker:

Advance Auto Parts, Inc. (the “Company,” “Advance,” “we,” or “our”), is pleased to respond to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2019, and the Company’s Exhibit 99.1 Reconciliation of Non-GAAP Financial Measures on Form 8-K, filed on February 18, 2020 (the “Letter”). For your convenience of reference and review, the Company has repeated your comments as presented in the Letter and with our response provided immediately under the comment.

Form 10-K for the Fiscal Year Ended December 28, 2019

Item 7. Management's Discussion and Analysis of Final Condition and Results of Operations
Reconciliation of Non-GAAP Financial Measures, page 21

1.
Please tell us and revise your reconciliation for each period presented to show the amount related to each material component of transformation expenses separately (e.g., restructuring costs, store closure costs, third-party professional services and other significant costs). Please also tell us and disclose in greater detail the specific third-party professional services and other significant costs that are being removed.

Response:

The Company respectfully acknowledges the Staff's comment. In future filings, the Company will revise its reconciliation of non-GAAP measures for each period presented to show the material components of

United States Securities and Exchange Commission
May 14, 2020

its transformation expenses, which consist of: restructuring costs, third-party professional services and other significant costs.

By way of example, using its Form 10-K for the fiscal year ended December 28, 2019 (“2019 10-K”) as a model, the Company has included a reconciliation of this information to the most comparable GAAP measures in the following table, with the bolded line items reflecting the Company's changes:

	Year Ended
(in thousands, except per share data)	December 28, 2019	December 29, 2018
Net income (GAAP)	$486,896	$423,847
Cost of sales adjustments:
Transformation expenses:
Restructuring costs	3,234	6,740
Other significant costs	111	—
Other adjustment (1)	13,010	—
SG&A adjustments:
GPI integration and store closure and consolidation expenses	—	7,360
GPI amortization of acquired intangible assets	27,500	38,018
Transformation expenses:
Restructuring costs	18,947	52,810
Third-party professional services	35,585	36,762
Other significant costs	19,426	4,195
Other income adjustment (2)	10,756	—
Provision for income taxes on adjustments (3)	(32,142)	(36,274)
Impact of the Act, net	—	(5,665)
Adjusted net income (Non-GAAP)	$583,323	$527,793

Diluted earnings per share (GAAP)	$6.84	$5.73
Adjustments, net of tax	1.35	1.4
Adjusted EPS (Non-GAAP)	$8.19	$7.13

(1)	During 2019, we made an out-of-period correction, which increased Cost of sales by $13.0 million, related to received not invoiced inventory.

(2)	During 2019, we incurred charges relating to a make-whole provision and debt issuance costs of $10.1 million and $0.7 million resulting from the early redemption of our 2020 Notes.

(3)	The income tax impact of non-GAAP adjustments is calculated using the estimated tax rate in effect for the respective non-GAAP adjustments.

Additionally, in future filings the Company will revise its definition of transformation expenses included in its reconciliation of non-GAAP measures as follows:

Transformation Expenses - Costs incurred in connection with our business plan that focuses on specific transformative activities that relate to the integration and streamlining of our operating structure across the enterprise, that we do not view to be normal cash operating expenses. These expenses will include, but not be limited to the following:

United States Securities and Exchange Commission
May 14, 2020

•Restructuring costs - Costs primarily relating to the early termination of lease obligations, asset impairment charges, other facility closure costs and Team Member severance in connection with our 2018 Store Rationalization plan and 2017 Store and Supply Chain and Rationalization plan.
•Third-party professional services - Costs primarily relating to services rendered by vendors for assisting us with the development of various information technology and supply chain projects in connection with our enterprise integration initiatives.
•Other significant costs - Costs primarily relating to accelerated depreciation of various legacy information technology and supply chain systems in connection with our enterprise integration initiatives and temporary off-site workspace for project teams who are primarily working on the development of specific transformative activities that relate to the integration and streamlining of our operating structure across the enterprise.

Financial Statements, page 33

2.
On page 21, you state that restructuring and store closure costs are included in transformation expenses. Please tell us and disclose in the footnotes to your financial statement the information required by ASC 420-10-50-1 and SAB Topics 5.P.3 and 5.P.4.

Response:

The Company respectfully acknowledges the Staff's comment. Due to the insignificance of the Company’s ASC 420-Exit or Disposal Cost Obligations liability in fiscal year 2019, the Company elected to omit the disclosure requirements of this standard in its 2019 10-K. In our 2019 10-K Footnote 2, the Company disclosed its adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”) as of December 30, 2018. Within Footnote 2, under Closed Facility Liabilities and Exit Activities, the Company also disclosed that closed facility liabilities were $42.3 million as of December 29, 2018. As a result of the adoption of ASU 2016-02, closed facility liabilities are no longer within the scope of ASC 420 and upon transition, the previously recorded closed facility lease obligation was presented net in the operating lease right-of-use assets. The transition of the closed facility liability resulted in an immaterial remaining ASC 420 liability of $3.4 million as of December 30, 2018 and $1.7 million as of December 28, 2019. During fiscal year 2019, the Company recorded $22.4 million of restructuring costs associated with closed facility moving activities and charges associated with the write-down of the related inventory at these facilities. The Company will continue to monitor its restructuring activities, and if significant, will include the required disclosures, as defined in ASC 420-10-50-1 and SAB Topics 5.P.3 and 5.P.4, in the footnotes to its financial statements.

Item 2.02 Form 8-K Filed February 18, 2020

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures

3.
Please revise your reconciliation to Adjusted EBITDA to begin with net income and present each material adjustment separately. Refer to the guidance in Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i)(B) of Regulation S-K.

United States Securities and Exchange Commission
May 14, 2020

Response:

The Company respectfully acknowledges the Staff's comment. By way of example, using the Exhibit 99.1 contained within its Form 8-K filed February 18, 2020 as a model, in future filings the Company will include the reconciliation to adjusted EBITDA in the following format:

	Four Quarters Ended
(in thousands, except per share data)	December 28, 2019	December 29, 2018
GAAP net income	486,896	423,847
Interest expense	39,898	56,588
Other income, net	(464)	(7,577)
Provision for income taxes	150,850	131,417
Depreciation and amortization	238,371	238,184
GPI integration and store closure and consolidation expenses	—	7,360
Restructuring costs	22,181	59,550
Third-party professional services	35,585	36,762
Other costs	19,537	4,195
Transformation expenses	77,303	100,507
Other adjustments (a)	23,936	—
Total net adjustments	529,894	526,479
Adjusted EBITDA	1,016,790	950,326

(a)
The adjustments to the four quarters ended December 28, 2019 primarily represent an out-of-period correction related to received not invoiced inventory and charges incurred relating to a make-whole provision and debt issuance costs resulting from the early redemption of our 2020 Notes.

If the Staff has any questions or if we can clarify any other comments that the Staff may have, please do not hesitate to contact me at 919-227-5031 or andrew.page@advance-auto.com.

Sincerely,

/s/ Andrew E. Page

Andrew E. Page

cc: Blaise Rhodes, Division of Corporation Finance
Jeff Shepherd, Executive Vice President, Chief Financial Officer
Amanda Keister, Vice President, Associate General Counsel and Assistant Corporate Secretary